January 30, 2019

Louis J. Resweber
Chief Executive Officer
Gulf West Security Network, Inc.
2618 San Miguel, Suite 203
Newport Beach, CA 92660

       Re: Gulf West Security Network, Inc.
           Current Report on Form 8-K
           Filed October 9, 2018
           File No. 000-55805

Dear Mr. Resweber:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications
cc:    John D. Thomas